

03011982

ß 3/4/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- *37340*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Systematized Benefits Administrators, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

151 Farmington Avenue
                                       (No. and Street)

Hartford   CT   06156
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan J. Stamm   860-723-3955
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
                     (Name – *if individual, state last, first, middle name*)

Goodwin Square, 225 Asylum Avenue, Hartford   CT   06103
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 2 2003

THOMSON R
FINANCIAL



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Susan J. Stamm___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Systematized Benefits Administrators, Inc.___ , as of ___December 31___ , 20_02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___Vice President___
Title

_____
Notary Public   My Commission Expires 7/31/06

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ΞII ERNST & YOUNG

■ Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

■ Phone: (860) 247-3100
www.ey.com

Report of Independent Auditors

The Shareholder and Board of Directors
Systematized Benefits Administrators, Inc.

We have audited the accompanying statement of financial condition of Systematized Benefits Administrators, Inc as of December 31, 2002, and the related statement of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Systematized Benefits Administrators, Inc at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 7, 2003

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Financial Statements and Schedules
(with Report of Independent Auditors thereon)

December 31, 2002

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Statement of Financial Condition
as of December 31, 2002

Assets

Cash	$	161,980
Short-term investments		408,474
Accounts receivable		127,188
Due from affiliates under tax allocation agreement		8,388
Other assets		563,147
Total assets	$	1,269,177

Liabilities and Shareholder's Equity

Liabilities:

Accounts payable	$	2,414
Due to affiliates		148,087
Total liabilities		150,501

Shareholder's Equity:

Common stock, par value $1.00 (1,000 shares authorized, issued and outstanding)	1,000
Paid-in capital	99,000
Retained earnings	1,018,676
Total shareholder's equity	1,118,676
Total liabilities and shareholder's equity $	1,269,177

See Accompanying Notes to Financial Statements.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Statement of Income
For the year ended December 31, 2002

Revenue		
Service fees	$	1,871,565
Interest on short-term investments		6,587
Total revenue		1,878,152
Expenses		
Sales and administrative expenses		1,663,677
Income before income taxes		214,475
Income taxes		84,146
Net income	$	130,329

See Accompanying Notes to Financial Statements.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Statement of Changes in Shareholder's Equity

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2002	$ 1,000	$ 99,000	$ 888,347	$ 988,347
Net income	---	---	130,329	130,329
Balance at December 31, 2002	$ 1,000	$ 99,000	$ 1,018,676	$ 1,118,676

See Accompanying Notes to Financial Statements.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Statement of Cash Flows
For the year ended December 31, 2002

Cash flows from operating activities:		
Net Income	$	130,329
Adjustments to reconcile net income to net cash used for operating activities:		
Net change in due/to from affiliates		(68,212)
Increase in accounts receivable		(21,373)
Net change in other liabilites and other assets		(480,319)
Net cash used for operating activities		(439,575)
Cash flows from investing activities:		
Cost of investments in short-term investments		(6,587)
Net cash used for investing activities		(6,587)
Decrease in cash		(446,162)
Cash, beginning of year		608,142
Cash, end of year	$	161,980
Supplemental cash flow information:		
Income taxes paid to ING America Insurance Holdings, Inc.	$	92,993

See Accompanying Notes to Financial Statements.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Notes to Financial Statements

December 31, 2002

1. Organization and Nature of Business

   Systematized Benefits Administrators, Inc. (the "Company"), is a wholly owned subsidiary of ING Services Holding Company, Inc. ING Services Holding Company, Inc. is a wholly owned subsidiary of ING Retirement Holdings, Inc., which is a wholly owned subsidiary of ING Retirement Services, Inc. whose ultimate parent is ING Groep N.V. ("ING").

   The Company is registered with the Securities Exchange Commission ("SEC") as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is licensed in all states, except Minnesota, as a general-purpose corporation to provide third party administration services to employers for employee benefit plans they administer.

2. Summary of Significant Accounting Policies

   Basis of Presentation

   The accompanying financials statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

   Cash

   Cash represents demand deposits.

   Short-Term Investments

   Short-term investments, consisting of Dreyfus Money Market Mutual Funds, purchased with an original maturity of over ninety days and less than one year, are stated at amortized cost, which approximates fair value.

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Service fees, consisting of maintenance and administrative fees and broker/dealer commissions, are recorded as revenue when earned. Service fees include revenue from a related party, ING Life Insurance and Annuity Company ("ILIAC"), to compensate the Company for services performed on its behalf.

Interest from short-term investments is recorded as revenue when earned.

Related Party Transactions

Substantially all administrative and support functions of the Company are provided by ILIAC and its affiliates. The financial statements reflect allocated charges for these services based upon measures appropriate for the type and nature of service provided.

The Company performs administrative and marketing services relating to contracts for which ILIAC acts as an investment advisor. Revenue from these services was $1.2 million and is included in service fees on the Statement of Income.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax returns of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies receiving benefits to the extent of their losses.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Notes to Financial Statements (Continued)

December 31, 2002

3. Income Taxes (Continued)

Income tax expense (benefit) for the year ended December 31, 2002 consists of the following:

Current:	
Federal	$73,560
State	13,967
	87,527
Deferred:	
Federal	(3,381)
State	-
	(3,381)
Total	$84,146

Variations from the federal statutory rate for the year ended December 31, 2002 are as follows:

Expected federal income tax expense (benefit) at statutory rate of 35%	$75,068
State income tax expense, net of federal benefit	9,078
Income tax expense	$84,146

The Company did not have any deferred tax assets or deferred tax liabilities at December 31, 2002.

4. Net Capital

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had a ratio of aggregate indebtedness to net capital of .37 to 1 and net capital of $411,784 which was $386,784 in excess of its required net capital of $25,000.

5. Concentration of Revenue with Customer

   The Company has a customer from whom a significant amount of the Company's revenue is earned. The loss of this customer would have a material adverse effect on the earnings of the Company.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Computation of Net Capital and Basic Net Capital Requirement
Under Rule 15c3-1

December 31, 2002

NET CAPITAL:

Total shareholder's equity	$ 1,118,676
Less: non-allowable assets	(698,723)
Tentative net capital	419,953
Less: haircuts on securities	(8,169)
Net capital	$ 411,784
Aggregate indebtedness	$ 150,501
Net capital requirement (greater of 6 2/3% of aggregate indebtedness which is $10,033 or $25,000)	25,000
Excess of net capital over minimum required	$ 386,784
Ratio of aggregate indebtedness to net capital	.37 to 1

Note: Net capital and aggregate indebtedness as reported on Form X-17A-5 Part IIA are not different from the amounts reported above.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control
Requirements Under Rule 15c3-3

December 31, 2002

The Company does not handle securities or carry security accounts for its customers and is exempt from Rule 15c3-3 under Section (k)(1).


ERNST & YOUNG

■ Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

■ Phone: (860) 247-3100
www.ey.com

Independent Auditor's Report on Internal Control Required by Securities Exchange Commission (SEC) Rule 17a-5

The Board of Directors and Shareholder of
Systematized Benefits Administrators, Inc.

In planning and performing our audit of the financial statements of Systematized Benefits Administrators, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of the differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 7, 2003